Exhibit 99.1

Gridsum Announces Receipt of Preliminary Non-Binding Proposal

BEIJING, May 8, 2018 /PRNewswire/ — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated May 8, 2018, from FutureX Capital Limited (the “Proposing Buyer”), proposing to acquire all outstanding shares of the Company that the Proposing Buyer does not already own for US$8.70 in cash per American depositary share (each representing one Class B ordinary share of the Company) in a going private transaction (the “Transaction”). A copy of the preliminary non-binding proposal letter is attached as Exhibit A to this press release.

According to the proposal letter, the Proposing Buyer intends to fund the consideration payable in the Transaction primarily with equity capital from the Proposing Buyer and any additional members the Proposing Buyer accepts into a consortium of buyers, and possibly some debt capital. As the Proposing Buyer proceeds with its due diligence evaluation, it may consider inviting certain shareholders of the Company to participate in the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board has just today received the preliminary non-binding proposal letter from the Proposing Buyer, and that no decisions have been made of any kind with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; unexpected difficulties and potential delays in filing annual or other reports with the SEC; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

Exhibit A

Preliminary Non-Binding Proposal to Acquire Gridsum Holding Inc.

The Board of Directors (the “Board”)

Gridsum Holding Inc.

Jade Palace Hotel Office Building 8th Floor,

76 ZhiChun Road, HaiDian District,

Beijing, 100086

The People’s Republic of China

May 8th, 2018

Dear Sirs:

FutureX Capital Limited (“FutureX Capital”, as the “Proposing Buyer”) is pleased to submit this preliminary, non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares in Gridsum Holding Inc. (“the Company”) in a taking private transaction (the “Transaction”).

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders. The Proposal represents a premium of approximately 51.8% to the Company’s last closing price on May 7th, 2018, a premium of approximately 56.1% to the Company’s volume-weighted average closing price (“VWAP Price”) during the last 5 trading days, a premium of approximately 45.7% to the VWAP Price during the last 15 trading days, and a premium of approximately 32.1% to the VWAP Price during the last 30 trading days.

Set forth below are the primary terms of our Proposal:

1.    Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and the American Depositary Share of the Company (“ADS”, each representing one Class B ordinary share of the Company). The consideration payable for each ADS to be acquired will be $8.70 in cash per ADS (or per ordinary share).

2.    Funding. We intend to finance the Transaction primarily with equity capital, and possibly some debt capital. Equity financing will be provided from us as the Proposing Buyer and any additional members we accept into a consortium of buyers.

3.    Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding definitive agreements.

4.    Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Transaction. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

5.    Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Board will, through a committee of independent directors, evaluate the Transaction independently before it can make any determination to endorse it.

In considering our offer, you should be aware that the Proposing Buyer is interested only in acquiring the outstanding shares of the Company that the Proposing Buyer does not already own, and that the Proposing Buyer does not intend to sell its stake in the Company to any third party.

6.    Participating Shareholders. As we proceed with due diligence evaluation, we may consider inviting certain shareholders of the Company to participate in our proposed Transaction.

7.    Confidentiality. We are sure you will agree with us that except as required by applicable laws and regulations (including the listing rules of applicable stock exchanges), it is in all of our interests to ensure that we proceed in a strictly confidential manner until we have executed Definitive Agreements or terminated our discussions. In the event the Board of the Company intends to disclose this Proposal, we request that FutureX Capital be notified in advance of any such disclosure.

8.    No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

9.    About FutureX Capital. FutureX Capital is a Greater China-based private equity firm led by Cynthia Zhang, who founded the overseas PE platform of ChinaAMC, a leading asset manager in China. FutureX’s primary areas of investment focus include technology, software and AI.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

By:	/s/ Cynthia Qian Zhang
Cynthia Qian Zhang
Director
FutureX Capital Limited